Exhibit 99.1

REIMBURSEMENT AGREEMENT

REIMBURSEMENT AGREEMENT (this “Agreement”), dated October 17, 2008, among Reit Management & Research LLC (“RMR”), TravelCenters of America LLC (“TA”) and Five Star Quality Care, Inc. (“FVE”)

RECITAL

RMR provides management and administrative services to TA pursuant to a Management and Shared Services Agreement dated January 31, 2007, and to FVE pursuant to a Shared Services Agreement dated January 2, 2002, as amended, including, with respect to telecommunications services, the negotiation of contracts with third party vendors and suppliers.

RMR and AT&T Corp. (“AT&T”) are parties to a Master Agreement No.: 0789 dated December 16, 2003 and the schedules, exhibits, addenda and service order attachments related thereto, in each case as amended (collectively, the “AT&T Agreement”), attached as Schedule 1.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the AT&T Agreement.

Under the AT&T Agreement, RMR has secured more favorable pricing for services than is generally available from AT&T, but is responsible for meeting minimum revenue commitments.  The pricing secured by RMR is more favorable than that which FVE or TA has been able to secure.  AT&T has agreed to make this pricing available to TA and FVE, as affiliates of RMR, provided RMR increases its minimum revenue commitments to AT&T.  RMR is willing to increase its minimum revenue commitments to AT&T provided TA and FVE agree to be responsible for portions of any unsatisfied minimums related to the provision of services to them under the AT&T Agreement.

The parties are entering into this Agreement to set forth their understanding and agreement as to the obligations of each with respect to the increased minimum revenue commitments (“MARC/MRC”) resulting from the provision of services to TA and FVE under the AT&T Agreement and upon any termination of the AT&T Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual undertakings in this Agreement, the parties hereto agree:

1.             Usage and Payment.  Under the AT&T Agreement, RMR will be responsible for a MARC/MRC during the Attachment Term in the amounts set forth on Schedule 2.  The parties agree that for the period beginning on the date of this Agreement and ending October 31, 2009, each of TA, FVE and RMR will be responsible for satisfaction of the applicable MARC/MRC based upon their historical usage of telecommunications services and in the percentages set forth in Schedule 2 (in each case, the “Pro-Rata Percentage”).  Thereafter, the Pro-Rata Percentages will be readjusted, as of the date of determination during the Attachment Term, based on charges for actual usage of telecommunications services for the preceding twelve months ended immediately prior thereto, with each party being responsible for the Pro-Rata Percentage obtained by multiplying 100 by the decimal resulting from dividing the aggregate charges for actual usage of telecommunications services of TA, FVE or RMR, as the case may be, by the aggregate charges for actual usage of telecommunications services of all the parties for the relevant twelve months ended.  It is expected that each of RMR, TA and FVE will be separately invoiced by AT&T for its actual usage of telecommunications services and each agrees to be responsible for timely payment.  If for any reason either TA or FVE does not timely pay AT&T or is not separately invoiced, TA and/or FVE, as the case may be, will promptly reimburse RMR for any payment to AT&T made on their behalf, promptly on demand.  If there is a material reduction in a party’s Pro-Rata Percentage as a result of its purchasing telecommunications services from a carrier other than AT&T, the party whose Pro-Rata Percentage is reduced will cooperate with the other parties in making an equitable adjustment.

2.             Reimbursement.  If the MARC/MRC for any year of the Attachment Term (or any shorter period) is not satisfied, RMR will be billed a Shortfall Charge by AT&T equal to the difference between the applicable MARC/MRC and the total of the actual MARC/MRC-Eligible Charges for such year or period.  If the MARC/MRC-Eligible Charges of either of TA or FVE fall below their respective Pro-Rata Percentage (as adjusted) at any time, TA or FVE, as the case may be, will be solely responsible for the Shortfall Charge attributable thereto and will reimburse RMR an amount equal to Shortfall Charge attributable thereto, promptly on demand.

3.             Termination for Convenience by RMR.  If the AT&T Agreement is terminated by RMR for its convenience, which will only be done with the agreement of TA and FVE, each of TA and FVE will reimburse RMR an amount equal to the percentage of the Termination Charge and any other amounts due AT&T under the AT&T Agreement represented by their then Pro-Rata Percentage, promptly on demand.

4.             Severability. Any provision of this Agreement which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

5.             Governing Law. This Agreement shall be construed in accordance with and governed by the internal laws of the Commonwealth of Massachusetts (without giving effect to any conflicts or choice of laws provisions that would cause the application of the domestic substantive laws of any other jurisdiction).

6.             Arbitration. Any and all disputes and disagreements arising out of or relating to this Agreement, other than actions or claims for injunctive relief or claims raised in actions or proceedings brought by third parties, shall be resolved through negotiations or, if the dispute is not so resolved, through binding arbitration conducted in Boston, Massachusetts under the JAMS Comprehensive Arbitration Rules and Procedures (as revised February 19, 2005), with the following amendments to those rules.  First, in no event shall the arbitration from commencement to issuance of an award take longer than 180 days.  Second, the arbitration tribunal shall consist of three arbitrators and the optional appeal procedure provided for in Rule 34 shall not be utilized.  Third, in lieu of the one deposition permitted in Rule 17(c) as of right and the optional further depositions that may be allowed, the only deposition per side shall be a single individual or entity deposition to last no longer than one seven-hour day that each party may take of the opposing party or an individual under the control of the opposing party.

7.             Assignability; Successors and Assigns. No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the express prior written consent of the other parties.

8.             Complete Agreement. The parties acknowledge that this Agreement constitutes the complete agreement among the parties with respect to the subject matter hereof, and supersedes any previous agreements between them with respect thereto.

9.             Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by either party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom such waiver, amendment, supplement or modification it is sought to be enforced.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

Reit Management & Research LLC

By:	/s/ John C. Popeo
Name: John C. Popeo
Title: Treasurer/Chief Financial Officer

TravelCenters of America LLC

By:	/s/ Thomas M. O’Brien
Name: Thomas M. O’Brien
Title: President

Five Star Quality Care, Inc.

By:	/s/ Bruce J. Mackey
Name: Bruce J. Mackey
Title: President